Room 4561
						September 14, 2005



Mr. Tim Steinkopf
Chairman, President and
Chief Financial Officer and
Senior Vice President
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

Re:	Secure Computing Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 3, 2005
	File No. 000-27074


Dear Mr. Steinkopf:

      We have reviewed your response letter dated August 31, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Balance Sheets and Consolidated Statements of Cash
Flows, pages 33 and 36

1. We note your response to prior comment number 1. Please provide further support for why you believe specific disclosure of the reclassification was not necessary. As part of your response, tell us how you considered SAB 99 and paragraph 2 of Chapter 2A of ARB 43.

Consolidated Statements of Operations, page 34

2. You indicate in your response to prior comment number 2 that in future filings you will separately disclose on the income statement revenue derived from products and services.  Your response does not
appear to address how you will disclose the related cost of sales. As previously requested, tell us how you have considered Rule 5-03.2 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 37

3. We note your response to prior comment number 3 regarding your royalty arrangements. You indicate that revenue from these arrangements is recognized at the time the P.O. or royalty report is
received.   Explain to us your basis for recording revenue at the
time of the P.O.   As part of your response, tell us whether the
P.O.
provides evidence of shipment by the OEM. You also indicate that when a royalty report is not received until the period after the revenue is earned you accrue revenue based on evidence of shipment
provided by the OEM.    Please tell us more about the "evidence of
shipment" provided by your OEM and tell us whether you have had to record adjustments to revenue related to any differences between this evidence and the royalty report you subsequently receive. Also, please explain to us why you believe disclosure of your revenue recognition for these royalty arrangements is not necessary.

4. We note your response to prior comment number 4. It does not appear that you have addressed how you determine VSOE for each element in a multiple-element arrangement, specifically the undelivered elements when you use the residual method. Also, please explain any circumstances under which VSOE for PCS differs from either the renewal rate and/or your published price lists.

5. You indicate in your response to prior comment number 5 that you use sell-through reporting for all distributor and reseller sales. We note that your current disclosure does not appear to reflect such policy. Also, please explain to us how and when you typically receive evidence of end-user sell-through and how you have considered disclosing such information.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4. Controls and Procedures, page 14

6. Your response to prior comment number 7 indicates that "our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including CEO and CFO, to allow timely decisions regarding required disclosure." Please tell us how you considered disclosing such conclusion as required by Exchange Act Rule 13a-15(e).

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Tim Steinkopf
Secure Computing Corporation
September 14, 2005
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